Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated: August 3, 2004

ALTANA Aktiengesellschaft

(Translation of Registrant’s name into English)

Am Pilgerrain 15
D-61352 Bad Homburg v. d. Höhe
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

     This Report on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statements on Form S-8, dated September 13, 2002 (File No. 333-99485) and dated September 24, 2003 (File No. 333-109074)

     This Report on Form 6-K contains:

•	Press Release of August 3, 2004

•	Interim Report to June 30, 2004

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTANA Aktiengesellschaft
Dated: August 3, 2004	By:	/s/ Hermann Küllmer
		Name:	Dr. Hermann Küllmer
		Title:	Chief Financial Officer and Member of the Management Board

	By:	/s/ Rudolf Pietzke
		Name:	Dr. Rudolf Pietzke
		Title:	General Counsel

Press release	ALTANA AG
P.O. Box 1244 61282 Bad Homburg v.d.H.
Herbert-Quandt-Haus Corporate Communications Am Pilgerrain 15 61352 Bad Homburg v.d.H. Germany
T +49 (0) 6172 1712-160 F +49 (0) 6172 1712-158 PR@altana.de www.altana.com

ALTANA sustains and improves on positive business trend over the first half-year

Strong second quarter
First-half sales growth: +9%, consolidated profit +7%

Bad Homburg, August 3, 2004 – A strong second quarter with a double-digit growth rate of 13% enabled ALTANA AG (NYSE: AAA, FSE: ALT) to increase first-half sales in 2004 to around €1.5 billion, an improvement of 9% on the previous year’s figure (2003: around €1.4 billion). Adjusted for currency fluctuations, the sales volume achieved double-digit growth of 12%, following on seamlessly from the dynamic trend established in local markets in previous years.

“With the half-year mark behind us, we shall continue to invest strategically in the company’s future whilst at the same time pursuing our established trend of positive growth coupled with high earnings”, stated Dr. Nikolaus Schweickart, Chairman of the Management Board of ALTANA AG, during the presentation of the figures.

International sales, at around €1.25 billion, gained 11% on the same period last year, and now account for 84% of total sales. Substantial increases of 16% to €518 million were reported in the European markets outside Germany. In Asia, ALTANA expanded sales by an impressive 31%, taking them to €97 million. Sales in North America rose by 8% to €448 million expressed in local currencies, but were only 3% above the previous year’s figure of €435 when converted to euros. Sales in the home market totaled €235 million, on a par with last year.

Having reported a 5% growth in sales in the first quarter, ALTANA generated a strong 13% rise in the second quarter despite the weak dollar, with the Specialty Chemicals Division performing especially well with a gain of 21%.

Encouraging earnings trend
 Growth in earnings before taxes continued on a strong basis throughout the second quarter to close with a gain of 9%, so that mid-year earnings indicators outperformed last year’s equivalents despite substantial investment, increased expenditure on Research and Development, and the costs involved in preparing the market launch of our two product candidates, Alvesco® (Ciclesonide) and Daxas® (Roflumilast). EBITDA rose by 3% to €374 million, EBIT to €315 million and EBT to €320 million. A lower tax rate helped push consolidated earnings up 7% to €194 million in the first six months.

The operating return (EBITDA) totaled 25.2% over the first six months, the return on EBT was 21.6%. Both profit indicators were therefore substantially above the average values achieved by comparable companies in Germany. Earnings per share rose by 7% to €1.42.

ALTANA stepped up investment, which totaled €108 million, by 31% during the period under review, with R&D expenditure up 7% to €217 million. The company employed some 10,800 people worldwide as of June 30, 2004, 8% more than last year (2003: around 10,000). Hence ALTANA continues, as in previous years and in contrast to other employers, to create jobs at home and abroad – an expression of optimism about future business performance and the company’s ongoing strategic development.

ALTANA Pharma remains on course
 With double-digit growth (+10%) over the second quarter, ALTANA Pharma AG, Constance, increased sales for the first six months of 2004 by 6%, up from €982 million to around €1 billion. Adjusted for currency fluctuations this translated as an 8% gain in operating sales. Sales in the core Therapeutics business rose by 6% to €903 million. The biggest contributor to that figure is Pantoprazole (Pantozol®/Protonix®), our gastrointestinal drug. ALTANA Pharma’s own first-half sales of Pantoprazole amounted to €605 million, an increase of 8%. All sales partners included, first-half market sales climbed to around €1.2 billion, a year-on-year increase of 12%. In the U.S., Pantoprazole’s market share of new prescriptions in the market segment under review was almost 23% by the end of June and sales in local currencies over the first six months were up 19% to U.S. $ 800 million. Expressed in local currencies, worldwide market sales of Pantoprazole are expected to achieve continued double-digit growth, with particularly strong expansion in Europe and an increase of around 10% in the U.S. market for 2004 as a whole. Growth in ALTANA Pharma’s own sales of Pantoprazole in 2004 is likely to be between 10% and 12% calculated in €.

Despite continuing high expenditure on the development of Alvesco® (Ciclesonide) and Daxas® (Roflumilast), the costs involved in preparing their market launch and shortfalls due to the mandatory drug discount now applicable in Germany, progress in closing the gap with last year’s earnings figure was much stronger over the second quarter than the first. First-half earnings before taxes (EBT) amounted to €265 million in 2004, 5% below the previous year’s figure. Last year’s result did, however, include a capital gain (sale of the Chromagen product range) of U.S. $ 22 million. Discounting that exceptional item, EBT rose by 4%, triggering a corresponding rise in operating profit. The return on EBT was 25.5% and the EBITDA margin was 29.2%.

In April ALTANA Pharma obtained its first European approval for Alvesco® in Great Britain, which serves as a reference country for the mutual recognition process for approvals in other European countries. Alvesco® was approved for the treatment of asthma of all degrees of severity in adults at daily doses of 160 µg or 80 µg. From today’s perspective, we expect possible launch dates in some European countries in the first quarter of 2005.

“We are delighted about this Alvesco approval; it means there is now a treatment available for patients with asthma of varying degrees of severity and gives us a ticket into the promising market for respiratory products. It also gives us an opportunity to widen the company’s innovative profile”, commented Dr. Hans-Joachim Lohrisch, CEO of ALTANA Pharma. “We have also made progress with the development of the Ciclesonide product platform, and after the planned products are approved we intend to fully exploit the sales potential of Ciclesonide, our research substance, as a blockbuster.”

In the meantime, the Phase III development program has now begun following the successful conclusion of Phase II for the nasal form of Ciclesonide. Phase II Studies with Ciclesonide in a fixed combination with Formoterol, a long-acting beta agonist, are due to start in the near future.

Good progress is also being made with the development of Daxas®, our other blockbuster candidate, which is used to treat asthma and smoker’s lung. ALTANA is working in close cooperation with partner Pfizer on this project.

ALTANA Chemie maintains good growth trend
 ALTANA Chemie AG, Wesel, achieved a substantial increase in sales in the first half of 2004, up 18% to €445 million. Second-quarter results in this Division also substantially outperformed both expectations and the industry trend with a growth gain of 21%. In Additives & Instruments, the largest business unit, sales climbed 13% to €179 million, followed by the Electrical Insulation unit, which reported a 42% leap in sales to €148 million, for the large part acquisition-related. The Coatings & Sealants unit moved sales up 5% to €118 million, although some smaller divestments were made.

With the encouraging sales trend, the successful integration of Electrical Insulation acquisitions and the results of productivity-enhancing measures, ALTANA Chemie achieved a disproportionately high increase in earnings. EBT rose by 41% to €66 million, with the change in the goodwill accounting rules (IFRS 3) effective from 2004 having a beneficial impact of +€5 million. The return on sales was 14.9%. EBITDA increased by 26% to €88 million; the operating return (EBITDA) stood at 19.7%. These results reinforce ALTANA Chemie’s leading position on an international comparison of the specialty chemicals industry.

As part of the strategic realignment in the Coatings & Sealants unit, the coil coating business operated by our French subsidiary, Rhenacoat S.A. in Montataire, was sold to Akzo Nobel. This was followed just a few days ago by the sale of the 51% holding in the Italian joint venture, Salchi-Rhenacoat s.r.L., Milan, to the co-shareholder. The company generated sales of €27 million in 2003. Pursuing the strategic focusing of this business unit on products and solutions for the packaging industry, ALTANA Chemie is planning further divestments in the second six months of 2004.

Forecast for 2004 confirmed
 ALTANA expects to see business performance continue along a positive trend in 2004 as a whole, with high single-digit growth in sales. Given substantially higher second-half expenditure on R&D and the cost of preparing the market launch of our product candidates, we expect pre-tax earnings (EBT) to grow modestly — similar to the first six months — to finish above last year’s level. EBT income is likely to be somewhere in the region of €600 million. Schweickart: “That would mean profits of €600 million for the first time in ALTANA’s history – a new record value.” At approximately 20%, the anticipated return on sales (EBT) for 2004 will again be substantially above the market average.

Well over €2 billion from cash flow will be set aside to finance the continuing program of investment and research between 2004 and 2006; this is significantly more than in the previous three years and will ensure the company’s future profitability as an innovative and internationally-oriented Group.

Key figures, 1-6 2004

ALTANA Group	January to	January to	Change
	June 2004	June 20031)
	in € million	in € million	in %
Sales	1,483	1,358	+ 9
Earnings before interest, taxes, depreciation and amortization (EBITDA)	374	363	+ 3
Earnings before interest and taxes (EBIT)	315	305	+ 3
Earnings before taxes (EBT)	320	310	+ 3
Return on sales (EBT) in %	21.6	22.8
Consolidated profit (EAT)	194	181	+ 7
Earnings per share in €	1.42	1.33	+ 7
Number of employees	10,767	9,975	+ 8

1)	After adjustment of the accounting of milestone payments in fall 2003

Telephone conference for journalists and analysts
 ALTANA will hold a telephone conference for journalists today, August 3, at 10 a.m., followed by another telephone conference for analysts at 3 p.m.. More information about the audio webcasts, this press release and the half-year report is available on the Internet at www.altana.com.

This press release contains forward-looking statements, i.e., current estimates or expectations of future events or future results. The forward-looking statements appearing in this press release include revenue and earnings projections for the ALTANA group and ALTANA’s projections of a possible launch of Alvesco® in some European countries, a continuing positive development of the business performance, investments and an increase of the R&D expenditures for the market preparation of the new product candidates Alvesco® and Daxas® as well as planned desinvestments in the chemicals business. These statements are based on beliefs of ALTANA’s management as well as assumptions made by and information currently available to ALTANA. Many factors that ALTANA is unable to predict with accuracy could cause ALTANA’s actual results, performance or achievements to be materially different from those that may be expressed or implied by such forward-looking statements. These factors include ALTANA’s ability to develop and launch new and innovative pharmaceutical and chemical products, price regulations for pharmaceuticals and budgeting decisions of local governments and health care providers, the sales and marketing methods used by ALTANA to distribute its pharmaceuticals, the composition of ALTANA’s pharmaceuticals portfolio, ALTANA’s ability to maintain close ties with its chemicals customers, the business cycles experienced by ALTANA’s chemicals customers and the prices of the raw materials used in ALTANA’s chemicals business.

Forward-looking statements speak only as of the date they are made. ALTANA does not intend, and does not assume any obligation, to update forward-looking statements to reflect facts, circumstances or events that have occurred or changed after such statements have been made.

For inquiries:

Dr. Thomas Gauly
Head of Corporate Communications &
Investor Relations

Media Relations:
T +49 (0) 6172 1712-160
T +49 (0) 6172 1712-168
F +49 (0) 6172 1712-158

Investor Relations:
T +49 (0) 6172 1712-163
T +49 (0) 6172 1712-165
F +49 (0) 6172 1712-158

Investor Relations USA:
T +1 212 974-6192
F +1 212 974-6190

>	OPENNESS AND COMPETENCE Interim Report to June 30, 2004

> At a Glance

in € million	1-6 2004	1-6 2003[1]	Δ%
Sales	1,483	1,358	9
Earnings before interest, taxes, depreciation and amortization (EBITDA)	374	363	3
Earnings before interest and taxes (EBIT)	315	305	3
Earnings before taxes (EBT)	320	310	3
Return on sales (in %)	21.6	22.8
Income before minority interests (EAT)	194	181	7
Earnings per share (EPS, in €)	1.42	1.33	7
Cash flow from operating activities	199	231	-14
Capital expenditure	108	82	31
Number of employees (30.6.)	10,767	9,975	8

[1]	After adjustment of the accounting of milestone payments in fall 2003

> Sales by region

in € million		1-6 2004	1-6 2003%
Europe	1	752	681	51
Germany		235	235	16
Europe excluding Germany		517	446	35
North America	2	448	435	30
USA		397	396	27
Latin America	3	135	124	9
Asia	4	97	74	7
Other regions	5	51	44	3
Total		1,483	1,358	100

SALES PERFORMANCE OF THE GROUP

ALTANA GROUP SUSTAINS POSITIVE
BUSINESS TREND

With first-half sales growth at ALTANA AG up 9% on the previous year’s figure to € 1,483 million, the positive trend established over the first quarter continued and even improved in the second quarter. Both Divisions, i. e. Pharmaceuticals and Specialty Chemicals, contributed to these results. Adjusted for negative exchange rate fluctuations of 3 percentage points and positive acquisition effects also totaling 3 percentage points, operating sales growth increased by 9%.

     International business remains the driving force behind growth: whilst domestic demand remained stagnant at €235 million, sales revenues generated outside Germany climbed by 11 % to € 1,248 million. There were substantial increases in the European markets outside Germany (+16%), and in the Asian region (+31%). North American sales grew by 8 % expressed in local currencies, but were only 3 % above last year’s figure after conversion to Euros. International business activities now account for 84 % of consolidated sales (2003: 83%).

EARNINGS SITUATION OF THE GROUP

PROFIT GROWTH IN THE FIRST SIX MONTHS
 Profit growth increased substantially in the second quarter. The ALTANA Group reported earnings before taxes (EBT) of € 320 million at 30.6.2004, 3 % more than in the previous year. The EBT margin was 21.6 % against 22.8 % in 2003. Not having to amortize goodwill as otherwise planned (IFRS 3) had a positive impact on this year’s revenue figure; goodwill amortization created a minus item of € 7 million in last year’s accounts. 2003 revenues were also boosted by some € 20 million from the sale of a pharmaceuticals product range. Discounting both these effects, the comparable increase in operating earnings amounts to 8%. A lower tax rate triggered a 7 % rise in half-year income, which totaled € 194 million. Earnings per share increased to € 1.42.

> Key profit figures

	1-6 2004		Δ%	1-6 2003
	€ m	%		€ m	%
Sales	1,483	100	9	1,358	100
Gross profit on sales	972	65.5	8	899	66.2
Earnings before interest, taxes, depreciation and amortization (EBITDA)	374	25.2	3	363	26.7
Earnings before interest and taxes (EBIT)	315	21.2	3	305	22.5
Earnings before taxes (EBT)	320	21.6	3	310	22.8
Income before minority interests (EAT)	194	13.1	7	181	13.3
Earnings per share (EPS, in €)	1.42		7	1.33

	Q2 2004		Δ%	Q2 2003
	€ m	%		€ m	%
Sales	771	100	13	680	100
Gross profit on sales	506	65.5	11	454	66.7
Earnings before interest, taxes, depreciation and amortization (EBITDA)	194	25.2	9	177	26.1
Earnings before interest and taxes (EBIT)	164	21.3	11	149	21.8
Earnings before taxes (EBT)	166	21.6	9	154	22.6
Income before minority interests (EAT)	101	13.1	12	90	13.2
Earnings per share (EPS, in €)	0.74		12	0.66

PHARMACEUTICALS DIVISION:
SALES PERFORMANCE

ALTANA PHARMA: FURTHER SALES GROWTH
 The Pharmaceuticals Division achieved sales of € 1,038 million (2003: € 982 million) in the first six months of the year. Revenues exceeded those of the previous year by 6% . Expressed in local currencies, the growth in operating sales stood at 8%. The key impacting factor was the weak US dollar.

Once again, the core Therapeutics business lay behind the positive sales trend. Prescription drugs account for 87 % of total turnover. Pantoprazole (Pantozol®/ Protonix®), our gastrointestinal medication, drove growth upwards, generating global market sales of € 1,228 million, which is equivalent to a year-on-year increase of 12%. ALTANA’s own sales of this product rose by 8%

> Sales by business unit

in € million		1-6 2004	1-6 2003%
Therapeutics	1	903	854	87
OTC	2	56	52	5
Imaging	3	56	54	5
Other	4	23	22	3
Total		1,038	982	100

to € 605 million. In the US, Protonix® sales continued to climb, up 19 % to US $ 800 million, thanks to further growth in the number of prescriptions. In the U.S., the market share of new prescriptions in the market segment under review increased from 21.2 % at the start of the year to 22.9 % as of the end of June.

Whilst business in Germany is in decline (-4%) because of the mandatory 16 % state-imposed drug discount, international business gained 8 % to reach € 864 million, carried to a great extent by European sales outside Germany (+13%). Sales in our largest single market, the U.S., fell by 1 % due to exchange rate fluctuations. Expressed in local currency, sales grew by 3%. The Latin American business increased by 7%.

> Sales by region

in € million		1-6 2004	1-6 2003%
Europe	1	506	475	49
Germany		174	182	17
Europe excluding Germany		332	293	32
North America	2	382	372	37
USA		335	337	32
Latin America	3	114	106	11
Other regions	4	36	29	3
Total		1,038	982	100

PHARMACEUTICALS DIVISION:
EARNINGS TREND

ENCOURAGING RESULTS DESPITE HIGH LEVELS OF EXPENDITURE AND INVESTMENT
 Despite continuing high expenditure on the development of Alvesco® (Ciclesonide) and Daxas® (Roflumilast) and on preparations for their market launch, as well as losses due to the mandatory discount applicable in Germany on drugs not subject to fixed health insurance refund prices, progress in closing the gap with last year’s earnings figure was much stronger over the second quarter than the first quarter. First-half earnings before taxes (EBT) amounted to € 265 million (2003: € 277 million). Last year’s figure included the revenue generated by the sale of the Chromagen product line in the U.S. (US $ 22 million). The EBT margin stood at 25.5% (2003: 28.2%), and the EBITDA margin at 29.2% (2003: 31.8%).

FURTHER INFORMATION

RESEARCH AND DEVELOPMENT
 New study results for our two product candidates, Alvesco® and Daxas® , were presented at the international conference of the American Thoracic Society (ATS) at the end of May. The latest data from a multicentric, double-blind, placebo-controlled trial show that Daxas®, an orally administered PDE4 inhibitor, improves lung function in patients with chronic obstructive pulmonary disease (COPD). An application for official approval of Daxas® was filed in Europe in 2004. If successful, it would be the first PDE4 inhibitor to be approved for COPD and asthma.

An important strategic milestone was achieved with the approval of Alvesco® at daily doses of either 160 µg or 80 µg in Great Britain at the end of April. From today’s perspective, we expect possible launch dates in some European countries in the first quarter of 2005. The clinical data show that Ciclesonide, an inhaled medication, is suitable for treating asthma of all degrees of severity. In connection with the development program, Phase II Studies with the intranasal preparation of Ciclesonide for treating allergic rhinitis have now been completed. Phase III Studies are already underway in the U.S. and Canada. A Phase II Study Program with Ciclesonide in fixed combination with Formoterol, a long-acting beta agonist, is due to start in the near future.

First-half expenditure on Research and Development totaled € 197 million (+7%), which represents 22 % of the income from sales of therapeutics.

CAPITAL EXPENDITURE
 Capital expenditure on property, plant and equipment to the end of the first six months of this year totaled € 69 million, 53 % more than the previous year’s figure. Most of this went on the new production facility in Ireland and on expanding production capacity at our Oranienburg site.

EMPLOYEES
 Compared to the 2003 mid-year figure, the number of employees at ALTANAPharma increased by 410 or 5%. Of the total 7,993 persons working in the Pharmaceuticals Division, 3,580 were employed in Germany and 4,413 abroad as of the end of June.

CHEMICALS DIVISION:
SALES PERFORMANCE

ALTANA CHEMIE: DYNAMIC GROWTH
IN ALL MARKETS
 The Chemicals Division managed to sustain the very good business trend of the first three months throughout the second quarter. Nominal sales grew by 18 % to € 445 million (2003: € 376 million). Discounting negative exchange rate fluctuations of 3 percentage points and positive acquisition effects of 9 percentage points, operating growth stood at 12%.

     All three business units within ALTANA Chemie reported stronger demand in all markets. Development in the Additives & Instruments unit was particularly dynamic: sales of € 179 million translated as organic

> Sales by business unit

in € million		1-6 2004	1-6 2003%
Additives & Instruments	1	179	158	40
Electrical Insulation	2	148	105	33
Coatings & Sealants	3	118	113	27
Total		445	376	100

growth of 13 % during the period under review. In the Electrical Insulation unit, acquisitions contributed 38 percentage points, helping to boost sales by 42 % to € 148 million. Sales in the Coatings & Sealants unit were up 5 % to € 118 million.

     First-half domestic sales rose by 15 % to € 61 million, whilst international sales improved by 19 % to reach €384 million. International business now accounts for 86 % of total sales. The strongest nominal growth was achieved in Europe (excluding Germany) and in the Asian region, particularly in China, India and South Korea.

> Sales by region

in € million		1-6 2004	1-6 2003%
Europe	1	246	206	55
Germany		61	53	14
Europe excluding Germany		185	153	41
North America	2	66	63	15
USA		62	59	14
Asia	3	97	74	22
Other regions	4	36	33	8
Total		445	376	100

CHEMICALS DIVISION:
EARNINGS TREND

SUBSTANTIAL IMPROVEMENT IN EARNINGS
 The very encouraging first-quarter earnings trend has continued unabated. Good sales performances in all the business units and the successful integration of the Schenectady business contributed to disproportionately high earnings growth at ALTANA Chemie. At the end of the first six months EBT stood at € 66 million, 41 % above last year’s figure, with the change in the goodwill accounting rules (IFRS 3) effective from 2004 having a beneficial impact of +€ 5 million. The EBT margin rose accordingly from 12.5 % to 14.9%. Unaffected by the goodwill accounting, EBITDA rose by 26 % to € 88 million. With an EBITDA margin of 19.7% (2003: 18.6%) ALTANA Chemie reinforces its leading position on an international sectoral comparison.

FURTHER INFORMATION

DIVESTMENTS
 As part of a strategic realignment towards packaging coatings, the Coatings & Sealants Division has decided to withdraw from the industrial coatings business. In early July we sold the coil coating business operated by our French subsidiary, Rhenacoat S.A., which generated sales of € 12 million in 2003, to Akzo Nobel. The Division also sold its 51 % holding in the Italian joint venture Salchi-Rhenacoat s. r. L., Milano, to the coshareholder.

PRODUCT LAUNCHES
 The first results of the global partnership concluded in March 2004 with Nanophase Technology Corporation (NTC) came in early June when BYK-Chemie (Additives & Instruments business unit), launched the first additives based on nanotechnology. These additives improve the scratch and wear resistance of coated surfaces.

CAPITAL EXPENDITURE
 All in all, € 21 million was spent on property, plant and equipment (2003: € 26 million) in the first half of 2004. Most of this went on expanding the production facilities in Germany (Wesel site), Italy and China. A further € 13 million was invested in intangible assets, primarily in connection with the first-quarter acquisition of the electrical insulation business formerly operated by Ranbar Electrical Materials Inc., USA.

EMPLOYEES
 The Chemicals Division employed 2,710 people around the world as of June 30, 16 % more than in the same period last year. This figure includes the 315 staff who were taken over as part of the acquisition of the electrical insulation business of Schenectady International Inc. Of the total workforce, 1,215 were employed in Germany and 1,495 abroad.

SEGMENT REPORTING

in € million	Pharmaceuticals	Chemicals	Holding	Group
Sales
1-6 2004	1,038	445	—	1,483
1-6 2003	982	376	—	1,358
Operating Income (EBIT)
1-6 2004	264	69	-18	315
1-6 2003	274	51	-20	305
Earnings before taxes (EBT)
1-6 2004	265	66	-11	320
1-6 2003	277	47	-14	310
Capital expenditure[1]
1-6 2004	73	34	1	108
1-6 2003	47	30	5	82
Employees
June 30, 2004	7,993	2,710	64	10,767
June 30, 2003	7,583	2,329	63	9,975

[1]	Capital expenditure on property, plant and equipment and intangible assets

ASSET AND FINANCIAL POSITION
OF THE GROUP

SOUND BALANCE SHEET STRUCTURE
 The ALTANA Group’s total assets amounted to €2,607 million at the end of the first six months of 2004, having grown by 3 % since the beginning of the year. This increase is primarily due to the continuing high level of capital investment and the largely business-driven build-up of inventories and receivables. Securities and cash equivalents accounted for 19 % of total assets. The equity ratio still stands at 57%.

CASH FLOW
 At € 199 million, cash flow provided from operating activities in the first six months dropped below the previous year. This was mainly due to higher advance tax payments during the first half of the year and last year’s higher receipts from milestone payments. The figure for cash flow used in investment activities reflects the high level of investment in capital expenditure. The previous year’s figure also included receipts from

> ALTANA Group Consolidated Cash Flow Statement

in € million	1-6 2004	1-6 2003
Cash flow provided from operating activities	199	231
Cash flow used in investment activities	-78	-48
Cash flow used in financing activities	-181	-150
Effects of changes in companies consolidated and in exchange rates on cash and cash equivalents	1	-2
Net change in cash and cash equivalents	-59	31
Cash and cash equivalents as of Jan. 1	288	323
Cash and cash equivalents as of June 30	229	354

the sale of certain businesses. Cash flow used in financing activities essentially includes the dividend payment of € 113 million for the previous year. Funds were also used to buy back shares and service loans. All in all, Group liquidity, consisting of cash equivalents and securities, fell over the first six months of 2004 by € 87 million to € 493 million. After deducting financial debts, the Group’s net liquid assets amount to € 429 million.

OUTLOOK

THE ALTANA GROUP AFFIRMS 2004 FORECAST
 ALTANA expects to see business performance continue to develop along a positive trend in 2004, with high single-digit growth in sales. Given the planned substantially higher expenditure on Research and Development and the costs involved in preparing our product candidates for market launch, we anticipate that pre-tax earnings will be just slightly above last year’s level. With income (EBT) likely to be in the order of € 600 million, the return on sales (EBT) will probably again be around 20 % in 2004, i. e. still markedly higher than the industry average. The investment and research program to ensure the company’s future profitability will continue between 2004 and 2006 with a cash outflow of € 2 billion; this volume is significantly greater than that of the previous three years.

ALTANA PHARMA’S CORE BUSINESS
FUELS MORE GROWTH
 We expect to see the Pharmaceuticals Division achieve double-digit growth in sales after adjustment for currency effects, as well as high single-digit growth in earnings (EBT). Our forecast is based on further double-digit development (expressed in local currencies) in global sales of Pantoprazole, with particularly strong growth in Europe and an increase of some 10 % in the U.S. market. Growth in ALTANA’s own sales of Pantoprazole should be between 10 and 12 % expressed in euros.

ALTANA CHEMIE LOOKS FORWARD TO
FURTHER DYNAMIC GROWTH
 For 2004 overall, we expect to see good double-digit growth in sales and a disproportionately high increase in revenues after adjustment for currency effects.

ALTANA SHARE

Second-quarter developments on the international stock markets were dominated by rising crude oil prices and the enduring interest rate debate. Feeling the impact of these issues, the DAX occasionally fell under the 3,800 mark before moving sideways to reach the 4,000 mark by the end of June. The DAX closed the second quarter up 2.2% . The Dow Jones Index also fell below the psychologically important 10,000 mark, down 0.2 % over the same period.
     With the ALTANA share having performed well early in the year on the back of the approvals obtained for Alvesco® in Australia and Great Britain plus the publication of positive clinical data on Daxas®, there was profit-taking in June followed by a slowdown in buying due to the temporary absence of catalysts, leading to a slackening off in the performance of ALTANA shares. Closing at € 49.43, the share price still rose by 3.7% , thereby outperforming the DAX Index. Share price development on the New York Stock Exchange was similar. Taking the exchange rate difference into account, the share price climbed by 3.2 % to close the second quarter at US $ 60.38.

On the DAX ranking list issued by the German Stock Exchange, ALTANA ranked 24 and 27 at the end of June in terms of total trading volume and market capitalization (31.3.: 21 and 26). The market capitalization of ALTANA AG stood at € 6.9 billion by the end of the first half of 2004.

>	Comparative performance ALTANA/DAX January 1 — June 30, 2004

ALTANA GROUP SEMIANNUAL
STATEMENT (ABRIDGED)

ALTANA GROUP CONSOLIDATED BALANCE SHEET

ASSETS	June 30,	Dec. 31,
in € million	2004	2003
Intangible assets, net	233	230
Property, plant and equipment, net	734	687
Long-term investments	42	26
Total Fixed Assets	1,009	943
Inventories	335	319
Receivables and other assets	694	611
Marketable securities	264	292
Cash and cash equivalents	229	288
Deferred tax assets	76	79
Total assets	2,607	2,532

SHAREHOLDERS' EQUITY
AND LIABILITIES	June 30,	Dec. 31,
in € million	2004	2003
Total Shareholders’ Equity	1,493	1,445
Minority interests	6	7
Total provisions	573	553
Debt	64	96
Other Liabilities	471	431
Total Liabilities	535	527
Total Liabilities and Shareholders’ Equity	2,607	2,532

ALTANA GROUP STATEMENT OF CHANGES IN EQUITY

in € million	1-6 2004	1-6 2003
Shareholders’ equity (Jan. 1)	1,445	1,250
Dividend for the prior year	-113	-103
Net income	194	181
Translation adjustments	5	-10
Purchase of treasury shares	-35	-47
Change of revaluation reserve	-2	10
Other changes	-1	—
Shareholders’ Equity (June 30)	1,493	1,281

ALTANA GROUP CONSOLIDATED INCOME STATEMENT

	Q2	Q2	1-6	1-6
in € million	2004	2003	2004	2003
Sales	771	680	1,483	1,358
Cost of sales	-265	-226	-511	-459
Gross profit	506	454	972	899
Selling and distribution expenses	-196	-182	-383	-345
Research and development expenses	-117	-108	-217	-203
General administrative expenses	-36	-32	-72	-65
Other operating income and expenses	7	17	15	19
Operating income	164	149	315	305
Financial income	2	5	5	5
Income before taxes and minority interests	166	154	320	310
Income tax expense	-65	-64	-126	-129
Income before minority interests	101	90	194	181
Minority interests	—	—	—	—
Net income	101	90	194	181
Earnings per share (in €)	0.74	0.66	1.42	1.33
Weighted average common shares outstanding Jan. 1-June 30, 2004 (thousands)			136,310	136,470

For interim reports the same accounting policies are generally applied as for the preparation of the consolidated financial statements.

     As of January 1, 2004 we have retroactively applied the new IFRS 3 »Business Combinations« as well as the revised IAS 38 and IAS 36. This is applied prospectively starting as of January 1, i. e. all acquisitions after this date will be accounted for according to the new standard; previous years’ financial statements will not be adjusted. In addition, goodwill is no longer amortized as of this date but there will be an annual impairment test. In the first half-year 2004, goodwill amortization would have amounted to € 9.6 million.

     ALTANA has applied a different method for the accounting of milestone payments since Q3 2003 (compare quarterly report as of September 30, 2003 and the 2003 annual report p. 98f.). The comparable previous year’s figures have been adjusted accordingly.

This report is unaudited.

This report on the first half-year 2004 contains forward-looking statements, i. e., current estimates or estimates or expectations of future events or further results. The forward-looking statements appearing in this press release include revenue and earnings projections for the ALTANA group and ALTANA’s projections of a possible launch of Alvesco® in some European countries, a continuing positive development of the business performance, investments and an increase of the R&D expenditures for the market preparation of the new product candidates Alvesco® and Daxas® as well as planned desinvestments in the chemicals business. These statements are based on beliefs of ALTANA’s management as well as assumptions made by, and information currently available to, ALTANA. Many factors that ALTANA is unable to predict with accuracy could cause ALTANA’s actual results, performance or achievements to be materially different from those that may be expressed or implied by such forward-looking statements. These factors include ALTANA’s ability to develop and launch new and innovative pharmaceutical and chemical products, price regulations for pharmaceuticals and budgeting decisions of local governments and health care providers, the level of ALTANA’s investment in pharmaceuticals related R&D, the sales and marketing methods used by ALTANA to distribute its pharmaceuticals, the compositions of ALTANA’s pharmaceuticals portfolio, ALTANA’s ability to maintain close ties with its chemicals customers and the prices of raw materials used in ALTANA’s chemicals business.

     Forward-looking statements speak only as of the date they are made. ALTANA does not intend, and does not assume any obligation, to update forward-looking statements to reflect facts, circumstances or events that have occurred or changed after such statements have been made.

If you have any queries or require further information, please contact ALTANA AG, Corporate Communications.

ALTANA AG
Dr. Thomas Gauly
Senior General Manager
Head of Corporate Communications
& Investor Relations
T +49 (0) 6172 17 12-153
F +49 (0) 6172 17 12-158

Investor Relations
IR@altana.de
Sandra Fabian
T +49 (0) 6172 1712-163
F +49 (0) 6172 1712-158
Dr. Harald Schäfer T +49 (0) 6172 1712-165 F +49 (0) 6172 1712-158

In the U.S.: Claudia Diller T +1 212 974-6192 F +1 212 974-6190

Media Relations & Publications PR@altana.de Steffen Müller T +49 (0) 6172 1712-160 F +49 (0) 6172 1712-158	Stefan Schmidt T +49 (0) 6172 1712-168 F +49 (0) 6172 1712-158

ALTANA AG Corporate Communications Herbert-Quandt-Haus Am Pilgerrain 15 61352 Bad Homburg v. d. Höhe Germany

Visit our Web site www.altana.com for up-to-date news and background information on the ALTANA Group.

> Financial Calendar 2004 / 2005 Report on Q3 2004 Press conference Analyst meeting Report on sales 2004	November 4, 2004 November 4, 2004 November 4, 2004 January 27, 2005
Please note that the above mentioned dates are subject to change.